SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2008

(Rio de Janeiro – May 12, 2008) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

Consolidated net income in the 1Q-2008 moved up 68% year-on-year, thanks to the decline in operating expenses and the positive first-quarter impact of the reduced appreciation of the Real on the financial result. The increase in oil and gas production and the upturn in oil and oil product prices also contributed to the improved performance.

In comparison with the 4Q-2007, consolidated net income moved up by 37%, for the same reasons mentioned above, with a greater weight towards the reduction in operating expenses and a lesser emphasis on the price aspect.

The Company’s market capitalization increased by 69% year-on-year, mostly due to the oil and gas discoveries in the pre-salt layer, the new exploratory frontier, and potential production growth.

EBITDA climbed 26% year-on-year, largely due to reduced expenses, especially those related to taxes and the pension plan. In comparison with the 4Q-2007, EBITDA moved up 15%, largely thanks to lower exploration costs (dry wells), reduced general and administrative expenses and the non-occurrence of tax losses and losses from the recovery of assets.

The strong operating result and high cash flow in the 1Q-2008 allowed for substantial period investments as well as the payment of R$ 4.07 billion in interest on equity.

Average oil and gas production edged up 2% year-on-year due to the start-up of the FPSO-Cidade do Rio de Janeiro (Espadarte), Piranema (Piranema), Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) platforms. It is especially worth highlighting domestic natural gas output, which increased by 11% year-on-year and 10% quarter-over-quarter.

Due to delays associated with the availability of offshore support vessels in the 1Q-2008, oil production was not as high as originally expected and output from the P-52 and P-54 platforms will only reach maximum level in the second half of the year. In addition, difficulties related to maintaining pressure in the Golfinho reservoir hampered production from this field.

This document is divided into five topics::

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	05	Financial Statements	35
Operating Performance	10
Financial Statements	24
Appendices	32

SISTEMA PETROBRAS

The Petrobras System’s investments in the 1Q-2008 moved up 23% year-on-year but fell 31% over the previous quarter.

The Petrobras System’s added value was 15% higher than in the 1Q-2007 and 10% more than in the 4Q-2007.

Statement by the CEO, José Sergio Gabrielli de Azevedo.

It gives us enormous satisfaction to be presenting the Company’s outstanding results for the first quarter of 2008, when we recorded a net income of R$ 6,925 million, 68% up year-on-year and one of the best first-quarter results in our history.

In the opening months of 2008, we gathered and published new data on the discoveries in the pre-salt layer of the Santos Basin. In January, we announced the confirmation of a major natural gas and condensate deposit in the Júpiter area of the BM-S-24 block. The well is 37 km east of Tupi and the reservoir is at a depth of around 5,100 meters.

Short-term swings in oil prices have a direct impact on the price of oil products, primarily by hitting the cost of refining inputs, although their pass-through to oil products depends on the specific conditions of each market and the behavior of the exchange rate. Last quarter, we were faced with a combination of an accelerated upturn in the price of crude oil, relatively stable national production and only a slight appreciation of the Real against the dollar, all of which squeezed refining margins.

In order to ensure the profitability of our Supply business, we have to make massive investments in conversion capacity, given that the vast majority of our domestic oil output consists of heavy crude. Huge investments in the E&P segment are equally necessary, as we try to take the maximum possible advantage of the favorable oil price scenario, monetizing current reserves and future discoveries. Both investments (E&P and Supply) jeopardize short-term cash flow, while their returns, given the lengthy maturation period of oil industry projects, will only become apparent in the future, therefore generating a temporary cash-flow mismatch. Thus the Company’s pricing policy, which seeks alignment in the medium to long term, has two main objectives: protecting the market from excessive short-term volatility and at the same time ensuring sufficient financing capacity for the investments needed to develop its business.

In May, in line with our policy of aligning prices with the international market in the medium to long-term, we adjusted our Brazilian refinery-gate gasoline and diesel prices. The process was handled with the utmost transparency and considered not only the commercial and economic aspects, but also the relative weight of our activities in Brazil’s economy and the impact the adjustments could have.

In the coming months, Petrobras will continue to focus on this promising region, assessing the potential of the existing pre-salt reserves. With this in mind, the Board of Directors created an exclusive department, directly subordinate to the E&P division executive, to take charge of all matters related to the pre-salt discoveries. Its main responsibility will be to coordinate the ongoing evaluation plans as well as to implant the long duration test (LDT) and initiate pilot production in Tupi, initially scheduled for 2009 and 2010 respectively.

We also expanded our international operations. In Peru, in association with other oil companies, we discovered a gas reservoir in Block 57, in Cuzco province. In the American section of the Mexican Gulf, we picked up 22 deep-water and ultra-deep-water blocks at the auction organized by the Minerals Management Service, the US offshore mineral resources regulator. As a result of these new concessions, there are now 221 exploratory blocks in the region, 157 of which operated by Petrobras.

We also signed an agreement with PDVSA, the Venezuelan state-owned oil company, establishing the groundwork for a joint venture in the Abreu e Lima Refinery, in Pernambuco, whose investments are estimated at US$ 4.05 billion. The refinery will be capable of processing 200,000 barrels of heavy crude per day. Petrobras will own 60% of the undertaking and PDVSA 40%. The refinery will play a key role in expanding our domestic production of diesel, the country’s most widely-consumed oil product. Start-up is scheduled for the second half of 2010.

In the petrochemical area, we continued to consolidate our holdings in Brazil. In February, Ultrapar transferred the Ipiranga companies’ petrochemical assets to Petrobras. In the following month, the AGM approved the incorporation of UPB Participações S.A., a wholly-owned Petrobras subsidiary.

The same meeting also approved a 1:2 split of the Company’s shares and ADRs. Following the split, each ADR was still equivalent to two shares.

Fully committed to expanding its share of biofuels, Petrobras announced the creation of a wholly-owned subsidiary to concentrate all activities related to the subject, which are currently dispersed through several Company areas and subsidiaries. The new firm will handle ethanol production, the acquisition of inputs and the processing of biodiesel, as well as administering future investments.

I cannot end without mentioning Brazil’s upgrading to investment grade status by the ratings agency Standard & Poor’s. This “promotion” means that international investors’ will be regarding the country in a considerably more favorable light, thanks to the lower risk associated with prospects of greater stability and predictability and Brazilian companies should benefit from new stock and bond acquisitions by foreign investors. In the case of Petrobras itself, the new climate will almost certainly make it easier to finance our operations.

Finally, I would like to reiterate our determination and technical capacity to overcome any challenges that may present themselves, maintaining our focus on profitability and social and environmental responsibility.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated net income of R$ 6,925 million in 2007, 68% higher than in the 1Q-2007.

R$ million
		First Quarter

4Q - 2007		2008	2007	Δ %

57,922	Gross Operating Revenues	59,158	50,127	18
45,417	Net Operating Revenues	46,892	38,894	21
9,199	Operating Profit (1)	11,344	8,567	32
(859)	Financial Result	(400)	(935)	(57)
5,053	Net Income	6,925	4,131	68
1.15	Net Income per Share	1.58	0.94	68
429,923	Market Value (Parent Company)	364,372	215,666	69
36	Gross Margin (%)	37	39	(2)
18	Operating Margin (%)	23	19	4
11	Net Margin (%)	15	11	4
12,041	EBITDA – R$ million(2)	13,876	10,978	26

	Financial and Economic Indicators
88.69	Brent (US$/bbl)	96.90	57.75	68
1.7830	US Dollar Average Price - Sale (R$)	1.7388	2.1082	(18)
1.7713	US Dollar Last Price - Sale (R$)	1.7491	2.0504	(15)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.

		First Quarter

4Q-2007		2008	2007	Δ %

8,049	Operating Income as per Brazilian Corporate Law	10,956	7,548	45
859	(-) Financial Result	400	935	(57)
291	(-) Equity Income Result	(12)	84	(114)

9,199	Operating Profit	11,344	8,567	32
2,842	Depreciation / Amortization	2,532	2,411	5

12,041	EBITDA	13,876	10,978	26

27	EBITDA Margin (%)	30	28	7

The behavior of the main components of consolidated net income, in relation to the 1Q-2007, was as follows:

  A R$ 2,051 million increase in gross profit:

		R$ million
		Changes
		1Q-2008 X 1Q-2007
Main Items		Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market:	- Effect of Volumes Sold	1,822	(1,249)	573
	- Effect of Prices	2,967	-	2,967
. Intl. Market:	- Effect of Export Volumes	(532)	242	(290)
	- Effect of Export Price	2,142	-	2,142
. Increase in expenses: (*)		-	(4,246)	(4,246)
. Increase in Profitability of Distribution Segment		(1)	128	127
. Increase in operations of commercialization abroad		2,093	(1,673)	420
. Increase in international sales		486	(310)	176
. FX effect on controlled companies abroad		(761)	648	(113)
. Other		(218)	513	295

		7,998	(5,947)	2,051

(*) Expenses Composition:	Value
- import of gas, crude oil and oil products and gas (1)	(2,415)
- domestic government take	(837)
- non-oil products, including alcohol, biodiesel and other	(117)
- materials, services and depreciation	(702)
- transportation: maritime and pipelines(2)	(125)
- salaries, perquisites and benefits	(42)
- third-party services	(8)

(4,246)

(1)	CIF Values.
(2)	Expenditures on cabotage, terminals and pipelines.

A R$ 726 million reduction in operating expenses, notably:

  Tax expenses (R$ 150 million), due to the elimination of the CPMF financial transaction tax as of January/08.

  Other operating expenses (R$ 741 million), especially from the amendments to the Petros Plan in the 1Q-2007 (R$ 1,040 million), partially offset by higher expenses with contractual fines related to natural gas and electricity supply (R$ 253 million);

These effects were offset by the increase in selling expenses (R$ 177 million), due to higher freight expenses caused by the upturn in sales volume and the increase in average distribution and offshore freight costs (R$ 40 million and R$ 39 million, respectively) plus the increase in provisions for doubtful debts.

  A positive impact of R$ 535 million on the net financial result, due to the impact of the lower appreciation of the Real in 2008 on subsidiaries’ investments abroad and, in the International segment, on the purchase of E&P equipment for use in Brazil, and commercial activities.

Net income in the 1Q-2008 totaled R$ 6,925 million, 37% up on the R$ 5,053 million posted in the 4Q-2007 due to the factors listed below:

  R$ 790 million growth in gross profit:

		R$ million
			Change
		1Q-2008 x 4Q-2007
Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- Effect of Volumes Sold	(1,168)	862	(306)
	- Effect of Prices	1,345	-	1,345
. Intl. Market:	- Effect of Export Volumes	(1,177)	1,021	(156)
	- Effect of Export Price	172	-	172
. Increase in expenses: (*)		-	(789)	(789)
. Increase in Profitability of Distribution Segment		(78)	(175)	(253)
. Increase in operations of commercialization abroad		1,021	-	149
. Increase in international sales		(1,216)	1,213	(3)
. FX effect on controlled companies abroad		1,103	(1,014)	89
. Other		1,473	(931)	542

		1,475	(685)	790

(*) Expenses Composition:	Value
- domestic government take	(109)
- import of gas, crude oil and oil products (1)	(74)
- non-oil products, including alcohol, biodiesel and other	12
- materials, services and depreciation	(597)
- transportation: maritime and pipelines(2)	(146)
- third-party services	21
- salaries, perquisites and benefits	104

(789)

(1)	CIF values.
(2)	Expenditures on cabotage, terminals and pipelines.

  A reduction in the following operating expenses:

  General and administrative expenses (R$ 265 million), due to reduced expenses from technical services and higher personnel expenses in the 4Q-2007 as a result of payments related to retroactive promotions as part of the 2007/08 collective bargaining agreement;

  Exploration costs (R$ 385 million), due to lower exploration expenses, both in Brazil (R$ 129 million) and abroad (R$ 461 million), offset by the December/07 recalculation of provisions for well abandonment (R$ 292 million);

  Losses from the recovery of assets (R$ 446 million), due to the provisions constituted abroad in the 4Q- 2007;

  Tax expenses (R$ 156 million), due to the elimination of the CPMF as of January/08 (R$ 179 million), partially offset by expenses from the IOF financial operation tax due to the increase in the rate in the same month (R$ 34 million).
  A positive impact of R$ 459 million on the net financial result due to monetary and exchange gains (R$ 454 million) caused by the lower appreciation of the Real in the 1Q-2008, coupled with a reduction in net financial and commercial hedge losses (R$ 287 million) and higher gains from financial investments (R$ 28 million);

  Interests in relevant investments (R$ 303 million), due to the constitution of provisions for losses from investments in Venezuela in the 4Q-2007 (R$ 119 million) and exchange gains from the conversion of foreign subsidiaries’ shareholders equity (R$ 128 million).

  Increase in income tax and social contributions (R$ 1.613 million), due to the tax benefits of interest on equity in the 4Q-2007 (R$ 671 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)

		First Quarter

4Q-2007		2008	2007	Δ %

Exploration & Production - Thousand bpd/day
	Domestic Production
1,782	Oil and LNG	1,816	1,800	1
277	Natural Gas (1)	304	274	11
2,059	Total	2,120	2,074	2
	Consolidated - International Production
111	Oil and LNG	108	111	(3)
101	Natural Gas (1)	103	103	-
212	Total	211	214	(1)
14	Non Consolidated - Internacional Production (2)	14	17	(18)

226	Total International Production	225	231	(3)

2,285	Total production	2,345	2,305	2

(1)Does not include liquified gas and includes re-injected gas
(2)Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
400	Crude oil imports	351	340	3
136	Oil products imports	228	97	135

536	Import of crude oil and oil products	579	437	32

322	Crude oil exports	314	377	(17)
253	Oil products exports	258	247	5

575	Export of crude oil and oil products (3)	572	624	(8)

39	Net exports (imports) crude oil and oil products	(7)	187	(104)

199	Import of gas and others	194	146	33
(3) 2	Other exports	2(3)	1	100
2,033	Output of oil products	1,892	2,041	(7)
1,795	• Brazil	1,776	1,781	-
238	• International	116	260	(55)
2,167	Primary Processed Installed Capacity	2,167	2,227	(3)
1,986	• Brazil(4)	1,986	1,986	-
181	• International	181	241	(25)
	Use of Installed Capacity (%)
90	• Brazil	89	90	1
93	• International	60	85	(25)
78	Domestic crude as % of total feedstock processed	79	77	2

(3) Volumes of oil and oil products exports include ongoing exports
(4) As per ownership recognized by the ANP

Sales Volume - Thousand bpd
1,776	Total Oil Products	1,703	1,646	3
81	Alcohol, Nitrogens, Biodiesel and others	76	53	43
272	Natural Gas	302	226	34

2,129	Total domestic market	2,081	1,925	8
577	Exports	574	625	(8)
480	International Sales	557	655	(15)

1,057	Total international market	1,131	1,280	(12)

3,186	Total	3,212	3,205	-

(*) Não revisado.

Prices and Costs Indicators (*)

		First Quarter

4Q-2007		2008	2007	Δ %

Average Oil Products Realization Prices
158.98	Domestic Market (R$/bbl)	163.07	150.97	8

Average sales price - US$ per bbl
	Brazil
76.75	Crude Oil (US$/bbl)(5)	86.13	47.79	80
34.67	Natural Gas (US$/bbl) (6)	37.16	32.71	14
	International
59.42	Crude Oil (US$/bbl)	62.23	42.41	47
17.45	Natural Gas (US$/bbl)	16.98	14.48	17
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
	Lifting cost:
	• Brazil
8.60	• • without government participation	8.66	7.20	20
23.16	• • with government participation	24.82	16.24	53
4.41	• International	4.32	3.89	11
	Refining cost
3.60	• Brazil	3.61	2.54	42
3.04	• International	6.16	2.42	155
794	Corporate Overhead (US$ million) Holding Company (7)	648	531	22

Costs - R$/barrel
	Lifting cost
	• Brazil
15.22	• • without government participation	15.16	15.20	-
40.98	• • with government participation	43.20	34.12	27
	Refining cost
6.36	• Brazil	6.30	5.36	18

(7) The company, in order to achieve higher indicators aderence to it managerial and operational models, revised the definitions of these indicators, recalculating previous period, as already informed at the 12.31.2007 Report.

(*) Não revisado.

Exploration and Production - thousand barrels/day

The operational start-up of the FPSO-Cidade do Rio de Janeiro (Espadarte), Piranema (Piranema), Cidade de Vitória (Golfinho), P-52 and P-54 (Roncador) platforms offset the natural decline in production.

Output moved up over the 4Q-2007, due to the startup of FPSO Cidade de Vitória (Golfinho), P-52 and P-54 (both in Roncador), more than offsetting the natural slide in output.

Consolidated oil production fell year-on-year due to the natural decline in the mature fields in Argentina. Gas output remained virtually flat over the 1Q-2007.

The consolidated reduction in oil production over the previous quarter was also due to the natural decline in the mature fields in Argentina. Consolidated gas production moved up 2%, given the oil workers’ strike that reduced output from the Santa Cruz I e II wells in Argentina in the 4Q-2007.

Refining, Transportation and Supply – thousand barrels/day

Domestic processed crude volume dipped by 0.3% over the 1Q-2007 due to the March /08 programmed maintenance stoppage of Replan’s U-200A, one of Petrobras’ biggest atmospheric distillation units. Its last scheduled maintenance shut-down was in 2003.

Domestic processed crude edged down by 1% over the 4Q-2007, also due to the programmed maintenance stoppage of Replan’s distillation unit in March/08.

Processed crude in the overseas refineries fell 36% year-on-year in the 1Q-2008 due to the sale of the Bolivian refineries in June/07 and the stoppages in the Argentinean and US refineries in the 1Q-2008.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 26%, due to the 1Q-2008 scheduled stoppages in the USA and Argentina.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the annual unit lifting cost in Brazil climbed by 8% year-on-year, due to the wage increase, the expansion of the workforce and the higher initial unit cost of the new production systems, which will gradually come down as production moves up.

Also excluding the impact of the appreciation of the Real, the unit lifting cost inched down by 1% over the 4Q-2007 due to the wage hike in the latter quarter, partially offset by higher expenditure in the 1Q-2008 on corrective and preventive maintenance and the programmed stoppages of the P-20 and PPM-1 platforms.

The year-on-year upturn in the first-quarter lifting cost was due to higher extraction costs, the impact of the increase in international oil prices on government participations, and the operational start-up of the P-34, FPSO-Cidade do Rio de Janeiro, FPSO-Cidade de Vitória, P-52 and P-54 platforms.

The increase over the 4Q-2007 was due to the upturn in the average Brazilian oil price used to calculate the government participations, based on the international price.

The year-on-year increase in the international lifting cost was caused by the higher price of outsourced services and materials in Argentina.

In comparison with the 4Q-2007, the unit lifting cost recorded a decline due to the reduction in expenses from outsourced services in Argentina caused by the lower number of well repairs in the first quarter.

Refining Costs (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic unit refining cost moved up 21% year-on-year due to increased operating expenses, reflecting the wage increase, the expansion of the workforce, the electricity tariff hike and the heightened complexity of the refineries as they adapt to environmental and market demands for higher quality products.

Also excluding the impact of the appreciation of the Real, the domestic unit refining cost fell 2% over the 4Q-2007 due to reduced expenses from outsourced maintenance services.

The average international unit refining cost moved up due to higher costs in the USA caused by the programmed stoppage in the Pasadena refinery, associated with the first-quarter slide in processed crude.

The average international unit refining cost recorded an upturn over the 4Q-2007 due to scheduled stoppages in the USA and Argentina and the lower volume of processed crude in the first quarter.

Corporate Overhead – Parent Company (US$ million)

The 22% year-on-year increase in corporate overhead was due to the increasing complexity of the Company’s operations. If we exclude the impact of the 18% appreciation of the Real, overhead moved up 4% due to higher expenses from data processing services, specialized technical and administrative-support services, advertising and unsubsidized sponsorships.

The 18% reduction over the 4Q-2007 was chiefly due to the actuarial review of the retirement plan and the healthcare provisions in January/08, and the higher concentration of expenses related to sports and arts sponsorships in the 4Q-2007, including those associated with the Rouanet Law and donations to the FIA (Children and Teenagers’ Fund).

Sales Volume – thousand barrels/day

Domestic sales volume moved up 8.10% over the 1Q-2007, led by diesel, aviation fuel and natural gas. The diesel increase was due to the improved performance of the economy and the increased use of emergency diesel-driven thermal plants, while aviation fuel sales were pushed by the expansion of tourism, leveraged by economic growth and the appreciation of the Real against the dollar. Gas sales increased by 33.62% due to higher industrial consumption as gas replaced fuel oil.

International volume fell 14.96% year-on-year due to lower trading company sales in the USA, the sale of the Bolivian refineries, and the reduction in oil and gas sales volume in Bolivia and to third parties in Argentina, caused by the natural decline in output from the mature fields, and in Ecuador, due to the lack of production and sales in March/08.

Export volume fell due to the shrinkage of the US market triggered by the economic crisis.

Domestic sales volume recorded a 2.25% slide over the 4Q-2007 due to the seasonal slowdown in diesel consumption, given the more intense agricultural activity in the final quarter of the year.

Result by Business Area R$ million (1) (3)
		First Quarter

4Q-2007		2008	2007	Δ %

8,072	EXPLORATION & PRODUCTION	9,430	5,083	86
301	SUPPLY	(566)	2,126	(127)
(486)	GAS AND ENERGY	(396)	(316)	25
105	DISTRIBUTION	313	189	66
(940)	INTERNATIONAL (2)	50	(261)	(119)
(1,363)	CORPORATE	(1,443)	(2,580)	(44)
(636)	ELIMINATIONS AND ADJUSTMENTS	(463)	(110)	321

5,053	CONSOLIDATED NET INCOME	6,925	4,131	68

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 28.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3) Expenses from the creation of new jobs by Petrobras are now allocated in accordance with each employee’s area of activity and are no longer allocated in their entirety to corporate administrative expenses. In order to facilitate comparisons between the periods, we have adapted the previous financial statements to the new criteria.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Annual net income from Exploration and Production increased by 86% over the 1Q-2008 due to the increase in average domestic oil prices and the 1% upturn in daily oil and NGL production

Part of these effects were offset by higher expenses from government participations and the write-off of economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 9.96/bbl in the 1Q-2007 to US$ 10.77/bbl in the 1Q-2008

In comparison with the 4Q-2007, net income moved up 17% due to higher average domestic oil prices and the 2% increase in daily oil and NGL production, partially offset by higher prospecting expenses.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$ 11.94/bbl in the 4Q-2007 to US$ 10.77/bbl in the 1Q-2008.

The reduction in the Supply result in the 1Q-2008 was due to the higher oil sale/transfer costs and the increase in oil product import costs, reflecting the behavior of international prices.

These effects were partially offset by the upturn in oil product prices in Brazil and abroad and the higher ratio of Brazilian crude in total processed crude.

The reduction over the 4Q-2007 was chiefly due to the increase in international oil prices and the seasonal reduction in sales volume.

These effects were partially offset by higher average oil product sale prices, and the sale, in the 1Q-2008, of inventories acquired at a lower cost in the previous quarter.

The first-quarter Gas and Energy result was reduced by R$ 253 million in contractual charges related to natural gas supply and tighter margins in the electricity business.

These effects were partially offset by the upturn in electricity and gas sales volume and higher average gas prices.

The 1Q-2008 result benefited from higher gas and electricity sales margins and the reduction in SG&A expenses.

These effects were partially offset by the increase in fines and contractual charges related to gas supply.

Net income from Distribution jumped by 66% year-on-year in the 1Q-2008, primarily due to the reduction in tax expenses due to the elimination of the tax CPMF and the ongoing efforts to reduce SG&A expenses, which only moved up by 6%, versus the 15% increase in sales volume.

The segment recorded a 35.9% share of the national fuel distribution market, versus 33.6% in the 1Q-2007.

Net income jumped by 198% over the previous quarter due to the recognition, in the 4Q-2007, of higher operating expenses, chiefly due to a review of the amounts involved in judicial proceedings, and the impact of the new jobs and salaries plan following the collective bargaining agreement.

These effects were partially offset by the seasonal reduction in sales volume.

The segment recorded a 35.9% share of the national fuel distribution market, versus 34.6% in the 4Q-2007.

The improvement in the International result in the 1Q-2008 was due to a R$ 67 million increase in gross profit, due to higher prices and the R$ 292 million reduction in prospection and drilling costs in Turkey, Angola, USA, Libya and Venezuela.

The quarter-over-quarter improvement was chiefly due to the R$ 538 million reduction in prospection and drilling costs, in turn mainly the result of lower write-offs of dry wells in the USA and Colombia, and R$ 401 million in impairment costs in Ecuador, USA and Angola in the 4Q-2007

The higher Corporate result in comparison with the 1Q-2007 was due to:

• The R$ 535 million reduction in net financial expenses, as detailed on page 7;

• The R$ 632 million reduction in expenses from the amendments to the Petros Plan regulations;

• The R$ 74 million reduction in tax expenses due to the extinction of the tax CPMF:

The quarter-over-quarter variation was due to the reduction in income tax and social contribution expenses, thanks to the provisioning of interest on equity in the 4Q-2007, which generated a fiscal benefit of R$ 671 million.

This was partially offset by the R$ 459 million reduction in net financial expenses, as detailed on page 9.

Consolidated Debt

	R$ million

	03.31.2008	12.31.2007	Δ %
Short-term Debt (1)	7,639	8,960	(15)
Long-term Debt (1)	35,674	30,781	16

Total	43,313	39,741	9
Cash / Cash Equivalents	11,560	13,071	(12)
Net Debt (2)	31,753	26,670	19
Net Debt/(Net Debt + Shareholder's Equity) (1)	21%	19%	2
Total Net Liabilities (1) (3)	229,746	219,590	5
Capital Structure
(Third Parties Net / Total Liabilities Net)	47%	48%	(1)

(1)	Includes debt from leasing contracts (R$ 1,429 million on March 31, 2008 and R$ 1,433 million on December 31, 2007).
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments.

The net debt of the Petrobras System on March 31, 2008, was 19% higher than the amount recorded on December 31, 2007, due to the increase in financings, particularly from credit lines taken out to boost ethanol exports, and the raising of PifCo funds through sa Globall Note issue, as well as a reduction in cash and cash equivalents due to the payment of interest on equity.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.53, on December 31, 2007, to 0.57 on March 31, 2008. The portion of the capital structure represented by third parties was 47%, 1 percentage point up on December 31, 2007.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On March 31, 2008, total investments amounted to R$ 10,197 million, 23% up on the total on March 31, 2007.

R$ million
	First Quarter
	2008	%	2007	%	Δ %
• Own Investments	8,430	83	7,385	88	14

Exploration & Production	4,692	46	3,986	48	18
Supply	1,790	18	1,040	12	72
Gas and Energy	359	3	197	2	82
International	1,335	13	1,922	23	(31)
Distribution	95	1	107	1	(11)
Corporate	159	2	133	2	20

• Special Purpose Companies (SPCs)	1,448	14	861	11	68

• Ventures under Negotiation	319	3	54	1	491

• Structured Projects	-	-	-	-	-

Total Investments	10,197	100	8,300	100	23

R$ million
	First Quarter
	2008	%	2007	%	Δ %
International
Exploration & Production	1,138	85	1,737	90	(34)
Supply	100	7	88	5	14
Gas and Energy	42	3	49	2	(14)
Distribution	3	-	15	1	(80)
Other	52	5	33	2	58

Total Investments	1,335	100	1,922	100	(31)

R$ million
	First Quarter
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	614	42	69	8	790
CDMPI	226	16	37	4	511
PDET Off Shore	155	11	77	9	101
Codajás	142	10	-	-	-
Mexilhão	121	8	90	11	34
Marlim Leste	98	7	285	33	(66)
Malhas	92	6	199	23	(54)
Amazônia	-	-	104	12	(100)

Total Investments	1,448	100	861	100	68

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 93 consortiums. These ventures will require total investments of around US$ 10,459 million by the end of the current year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
		First Quarter

4Q-2007		2008	2007

57,922	Gross Operating Revenues	59,158	50,127
(12,505)	Sales Deductions	(12,266)	(11,233)

45,417	Net Operating Revenues	46,892	38,894
(28,954)		(29,639)	(23,692)

16,463	Gross profit	17,253	15,202
	Operating Expenses
(1,567)	Sales	(1,592)	(1,415)
(1,830)	General and Administratives	(1,565)	(1,545)
(1,070)	Cost of Prospecting, Drilling & Lifting	(685)	(655)
(446)	Losses on recovery of assets	-	-
(492)	Research & Development	(417)	(382)
(305)	Taxes	(149)	(299)
(442)	Pension and Health Plan	(356)	(453)
(1,112)	Other	(1,145)	(1,886)

7,264		(5,909)	(6,635)

	Net Financial Expenses
806	Income	705	684
(920)	Expenses	(814)	(883)
(1,603)	Monetary & FX Correction - Assets	(211)	(1,870)
858	Monetary & FX Correction - Liabilities	(80)	1,134

(859)		(400)	(935)

(8,123)		(6,309)	(7,570)
(291)	Gains from Investments in Subsidiaries	12	(84)

8,049	Operating Profit	10,956	7,548
(350)	Non-operating Income (Expenses)	(12)	27
(2,358)	Income Tax & Social Contribution	(3,971)	(2,968)
(288)	Minority Interest	(48)	(476)

5,053	Net Income	6,925	4,131

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Consolidated

Assets	R$ million
	03.31.2008	12.31.2007

Assets	55,298	53,374

Cash and Cash Equivalents	11,560	13,071
Accounts Receivable	12,946	11,329
Inventories	19,395	17,599
Marketable Securities	268	590
Taxes Recoverable	8,169	7,782
Other	2,960	3,003
Non Current Assets	184,578	177,854

Long-term Assets	21,260	22,023

Petroleum & Alcohol Account	799	798
Advances to Suppliers	421	397
Marketable Securities	3,730	3,922
Deferred Taxes and Social Contribution	8,180	8,333
Advance for Pension Plan Migration	1,336	1,297
Prepaid Expenses	1,480	1,514
Accounts Receivable	2,529	2,902
Deposits - Legal Matters	1,728	1,693
Other	1,057	1,167

Investments	7,841	7,822
Fixed Assets	146,983	139,941
Intangible	5,737	5,532
Deferred	2,757	2,536

Total Assets	239,876	231,228

Liabilities	R$ million
	03.31.2008	12.31.2007

Current Liabilities	42,338	47,555

Short-term Debt	7,199	8,501
Suppliers	14,609	13,791
Taxes and Social Contribution Payable	10,207	10,006
Project Finance and Joint Ventures	147	41
Pension Fund Obligations	880	880
Dividends	2,091	6,581
Salaries, Benefits and Charges	1,669	1,689
Other	5,536	6,066
Non Current Liabilities	68,729	62,121

Long-term Debt	34,685	29,807
Pension and Health Plan Obligations	4,565	4,520
Health Care Benefits	9,558	9,272
Deferred Taxes and Social Contribution	11,573	10,353
Other	8,348	8,169
Deferred Income	1,734	1,392
Minority interest	6,240	6,306
Shareholders’ Equity	120,835	113,854

Capital Stock	52,644	52,644
Reserves	61,266	61,210
Net Income	6,925	-

Total Liabilities	239,876	231,228

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Cash Flow - Consolidated

R$ million
		First Quarter

4Q-2007		2008	2007

5,053	Net Income	6,925	4,131
6,303	(+) Adjustments	2,846	3,562

2,842	Depreciation & Amortization	2,532	2,411
(211)	Charges on Financing and Connected Companies	714	(676)
288	Minority interest	48	476
291	Result of Participation in Material Investments	(12)	84
1,326	Foreign Exchange on Fixed Assets	485	1,749
(25)	Deferred Income Tax and Social Contribution	737	106
(88)	Inventory Variation	(1,796)	876
1,741	Supplier Variation	822	(1,895)
552	Pension and Health Plan Variation	330	548
(413)	Other	(1,014)	(117)
11,356	(=) Net Cash Generated by Operating Activities	9,771	7,693
(13,916)	(-) Cash used for Cap.Expend.	(10,070)	(8,151)

(5,348)	Investment in E&P	(5,341)	(4,364)
(4,411)	Investment in Refining & Transport	(2,380)	(1,102)
(2,014)	Investment in Gas and Energy	(1,436)	(704)
(559)	Investment in Distribution	(82)	(104)
(1,327)	Investment in International Segment	(1,197)	(1,526)
(139)	Marketable Securities	514	(200)
(12)	Dividends	37	86
(106)	Other investments	(185)	(237)

(2,560)	(=) Free cash flow	(299)	(458)
1,415	(-) Cash used in Financing Activities	(1,212)	(6,908)
1,417	Financing	2,862	(1,035)
(2)	Dividends	(4,074)	(5,873)
(1,145)	(=) Net cash generated in the period	(1,511)	(7,366)

14,216	Cash at the Beginning of Period	13,071	27,829
13,071	Cash at the End of Period	11,560	20,463

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Value Added – Consolidated

	R$ million
	First Quarter
	2008	2007
Description
Sales of Products and Services and Non-Operating Revenues*	59,610	50,687
Raw Materials Used	(6,966)	(5,576)
Products for Resale	(13,453)	(7,949)
Materials, Energy, Services & Other	(4,891)	(7,124)

Added Value Generated	34,300	30,038

Depreciation & Amortization	(2,532)	(2,411)
Participation in Equity Income, Goodwill & Negative Goodwill	12	(84)
Financial Result	705	669
Rent and Royalties	149	126

Total Distributable Added Value	32,634	28,338

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	2,656	3,569

	2,656	3,569

Government Entities
Taxes, Fees and Contributions	14,857	13,170
Government Take	5,003	3,468

	19,860	16,638

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	1,105	1,620
Rent and Freight Expenses	2,040	1,904

	3,145	3,524

Shareholders
Minority Interest	48	476
Retained Earnings	6,925	4,131

	6,973	4,607

Distributed Added Value	32,634	28,338

* Net of Provisions for Doubtful Debts.

Consolidated Result by Business Area - 1Q/2008

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	25,010	37,526	3,365	12,487	4,471	-	(35,967)	46,892

Intersegments	24,692	10,199	424	200	452	-	(35,967)	-
Third Parties	318	27,327	2,941	12,287	4,019	-	-	46,892
Cost of Goods Sold	(9,505)	(37,133)	(3,161)	(11,389)	(3,659)	-	35,208	(29,639)

Gross Profit	15,505	393	204	1,098	812	-	(759)	17,253
Operating Expenses	(1,009)	(1,296)	(706)	(628)	(646)	(1,683)	59	(5,909)
Sales, General & Administrative	(129)	(1,100)	(249)	(626)	(347)	(764)	58	(3,157)
Taxes	(15)	(32)	(9)	(1)	(24)	(68)	-	(149)
Exploratory Costs	(538)	-	-	-	(147)	-	-	(685)
Research & Development	(213)	(82)	(31)	(3)	(1)	(87)	-	(417)
Health and Pension Plans	-	-	-	-	-	(356)	-	(356)
Other	(114)	(82)	(417)	2	(127)	(408)	1	(1,145)

Operating Profit (Loss)	14,496	(903)	(502)	470	166	(1,683)	(700)	11,344
Interest Income (Expenses)	-	-	-	-	-	(400)	-	(400)
Participation in Equity Income	-	1	(26)	3	47	(13)	-	12
Non-operating Income (Expenses)	(7)	(4)	(1)	-	(3)	3	-	(12)

Income (Loss) Before Taxes and Minority Interests	14,489	(906)	(529)	473	210	(2,093)	(700)	10,944
Income Tax & Social Contribution	(4,926)	309	171	(160)	(102)	500	237	(3,971)
Minority Interests	(133)	31	(38)	-	(58)	150	-	(48)

Net Income (Loss)	9,430	(566)	(396)	313	50	(1,443)	(463)	6,925

Consolidated Result by Business Area - 1Q/2007

				R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	16,966	29,690	2,146	10,223	4,671	-	(24,802)	38,894

Intersegments	15,376	8,023	553	182	668	-	(24,802)	-
Third Parties	1,590	21,667	1,593	10,041	4,003	-	-	38,894
Cost of Goods Sold	(7,938)	(25,248)	(1,925)	(9,252)	(3,926)	-	24,597	(23,692)

Gross Profit	9,028	4,442	221	971	745	-	(205)	15,202
Operating Expenses	(972)	(1,260)	(526)	(678)	(901)	(2,336)	38	(6,635)
Sales, General & Administrative	(173)	(898)	(261)	(593)	(386)	(688)	39	(2,960)
Taxes	(12)	(42)	(26)	(49)	(28)	(142)	-	(299)
Exploratory Costs	(216)	-	-	-	(439)	-	-	(655)
Research & Development	(187)	(71)	(40)	(3)	(1)	(80)	-	(382)
Health and Pension Plan	-	-	-	-	-	(453)	-	(453)
Other	(384)	(249)	(199)	(33)	(47)	(973)	(1)	(1,886)

Operating Profit (Loss)	8,056	3,182	(305)	293	(156)	(2,336)	(167)	8,567
Interest Income (Expenses)	-	-	-	-	-	(935)	-	(935)
Equity Income	-	42	6	(4)	9	(137)	-	(84)
Non-operating Income (Expense)	(3)	7	3	-	23	(3)	-	27

Income (Loss) Before Taxes and Minority Interests	8,053	3,231	(296)	289	(124)	(3,411)	(167)	7,575
Income Tax & Social Contribution	(2,738)	(1,084)	102	(100)	(66)	861	57	(2,968)
Minority Interests	(232)	(21)	(122)	-	(71)	(30)	-	(476)

Net Income (Loss)	5,083	2,126	(316)	189	(261)	(2,580)	(110)	4,131

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environmental expenses, we opted to allocate these expenses in their entirety to other operating income (expenses).

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

EBITDA(1) Consolidated Statement by Business Area - 1Q/2008

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss) (2)	14,496	(903)	(502)	470	166	(1,683)	(700)	11,344
Depreciation & Amortization	1,387	530	207	90	278	40	-	2,532

EBITDA (1)	15,883	(373)	(295)	560	444	(1,643)	(700)	13,876

(1) Operating income before the financial results and equity income + depreciation /amortization.
(2) Adjusted for Profit Sharing Program.

Statement of Other Operating Revenues (Expenses) - 1Q/2008

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(21)	(16)	-	(9)	-	(233)	-	(279)
Fines and Contractual Charges	-	-	(253)	-	-	-	-	(253)
Operating expenses with thermoelectric	-	-	(161)	-	-	-	-	(161)
Losses and Contingencies related to Legal Proceedings	(9)	(7)	-	(1)	(126)	(10)	-	(153)
HSE Expenses	(6)	(17)	(1)	-	-	(55)	-	(79)
Unscheduled stoppages at installations and production equipment	(22)	(31)	-	-	-	-	-	(53)
Contractual losses from ship-or-pay transport services	-	-	-	-	(21)	-	-	(21)
Other	(56)	(11)	(2)	12	20	(110)	1	(146)

	(114)	(82)	(417)	2	(127)	(408)	1	(1,145)

Statement of Other Operating Revenues (Expenses) - 1Q/2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(21)	(15)	-	(7)	-	(247)	-	(290)
Operating expenses with thermoelectric	-	-	(165)	-	-	-	-	(165)
Losses and Contingencies related to Legal Proceedings	(6)	(12)	-	1	(2)	9	-	(10)
HSE Expenses	(7)	(22)	(1)	-	-	(65)	-	(95)

Unscheduled stoppages at installations and production equipment	(19)	(41)	-	-	-	-	-	(60)
Contractual losses from ship-or-pay transport services	-	-	-	-	(15)	-	-	(15)
Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(11)	(40)	(8)	(632)	-	(1,040)
Other	(111)	(30)	(22)	13	(22)	(38)	(1)	(211)

	(384)	(249)	(199)	(33)	(47)	(973)	(1)	(1,886)

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environmental expenses, we opted to allocate these expenses in their entirety to other operating income (expenses).

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Consolidated Assets by Business Area - 03.31.2008

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	94,007	58,813	30,388	9,970	23,010	34,202	(10,514)	239,876

CURRENT ASSETS	6,265	26,364	5,409	5,223	4,198	17,963	(10,124)	55,298

CASH AND CASH EQUIVALENTS	-	-	-	-	-	11,560	-	11,560
OTHER	6,265	26,364	5,409	5,223	4,198	6,403	(10,124)	43,738
NON-CURRENT ASSETS	87,742	32,449	24,979	4,747	18,812	16,239	(390)	184,578

LONG-TERM ASSETS	3,606	1,138	2,154	506	1,027	13,197	(368)	21,260
PROPERTY, PLANTS AND EQUIPMENT	80,627	26,973	21,755	2,801	13,116	1,733	(22)	146,983
OTHER	3,509	4,338	1,070	1,440	4,669	1,309	-	16,335

Consolidated Assets by Business Area - 12.31.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	89,256	55,253	27,942	9,890	22,406	36,409	(9,928)	231,228

CURRENT ASSETS	5,174	24,390	4,423	4,946	4,212	20,050	(9,821)	53,374

CASH AND CASH EQUIVALENTS	-	-	-	-	-	13,071	-	13,071
OTHER	5,174	24,390	4,423	4,946	4,212	6,979	(9,821)	40,303
NON-CURRENT ASSETS	84,082	30,863	23,519	4,944	18,194	16,359	(107)	177,854

LONG-TERM ASSETS	4,046	1,335	1,841	702	1,088	13,101	(90)	22,023
PROPERTY, PLANTS AND EQUIPMENT	76,611	25,226	20,753	2,793	12,664	1,911	(17)	139,941
OTHER	3,425	4,302	925	1,449	4,442	1,347	-	15,890

Consolidated Results – International Business Area - 1Q/2008

	R$ MILLION
	INTERNATIONAL

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTR.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (03.31.2008)	15,949	4,835	2,430	713	3,050	(3,967)	23,010

Income Statement (1) - 1Q/2008
Net Operating Revenues	1,117	2,775	485	1,056	1	(963)	4,471

Intersegments	628	655	117	15	-	(963)	452
Third Parties	489	2,120	368	1,041	1	-	4,019
Operating Profit (Loss)	239	(5)	143	(45)	(119)	(47)	166
Net Income (Loss)	116	20	81	(35)	(85)	(47)	50

Consolidated Results – International Business Area

	R$ MILLION
	INTERNATIONAL

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTR.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (12.31.2007)	14,987	4,636	2,378	819	2,543	(2,957)	22,406

Income Statement - 1Q 2007
Net Operating Revenues	1,211	2,975	634	890	15	(1,054)	4,671

Intersegments	914	706	99	3	-	(1,054)	668
Third Parties	297	2,269	535	887	15	-	4,003
Operating Profit (Loss)	(153)	(74)	195	21	(169)	24	(156)
Net Income (Loss)	(239)	(38)	144	17	(169)	24	(261)

(1) Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Appendices

1. Petroleum and Ethanol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the differences between the parties which comprise alleged debts arising from loan operations involving the extinct Interbras.

In November 2007, as part of the ongoing negotiations with the STN, Petrobras one again officially stated its understanding that these debts were never owed by Interbras, requested the issue of securities to settle the balance of the Petroleum and Ethanol Accounts and their possible use to pay Petrobras’ actuarial debts with Petros.

The account balance of R$ 799 million on March 31, 2008 (R$ 798 million in 2007) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 14,005 million.

R$ million
		First Quarter

4Q-2007		2008	2007	Δ %

	Economic Contribution - Country
4,630	Value Added Tax (ICMS)	4,550	4,132	10
2,021	CIDE (1)	1,944	1,853	5
3,159	PASEP/COFINS	3,046	2,749	11
2,241	Income Tax & Social Contribution	3,888	2,892	34
819	Other	577	656	(12)

12,870	Subtotal Country	14,005	12,282	14

833	Economic Contribution - Foreign	852	888	(4)

13,703	Total	14,857	13,170	13

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

3. Government Participations

R$ million
		First Quarter

4Q-2007		2008	2007	Δ %

	Country
2,182	Royalties	2,397	1,627	47
2,150	Special Participation	2,430	1,509	61
33	Surface Rental Fees	30	33	(9)

4,365	Subtotal Country	4,857	3,169	53

197	Foreign	146	299	(51)

4,562	Total	5,003	3,468	44

Government participations in the country increased by 53% year-on-year, due to the 42% upturn in the reference price for local oil, which averaged R$ 139.57 (US$ 80.45) in the 1Q-2008, versus R$ 98.20 (US$ 46.62) in the 1Q-2007, reflecting the average Brent price on the international market, and the increase in output, chiefly due to the operational start-up of the P-34 (Jubarte), FPSO-Cidade do RJ (Espadarte), FPSO-Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) platforms, offsetting the natural decline in production

In comparison with the 4Q-2007, government participations in the country moved up 11%, due to the 5% upturn in the reference price for local oil which averaged R$ 139.57 (US$ 80,45) in the 1Q-2008, versus R$ 133.54 (US$ 74.84) in the 4Q-2007, reflecting the average Brent price on the international market, plus increased output from the recently installed platforms in the Golfinho and Roncador fields.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to Petrobras information as of March 31, 2008	122,763	6,751
. Profit in the sales of products in affiliated inventories	(503)	(503)
. Reversal of profits on inventory in previous years	-	667
. Capitalized interest	(867)	(13)
. Absorption of negative net worth in affiliated companies *	(104)	(92)
. Other eliminations	(454)	115

. According to consolidated information as of March 31, 2008	120,835	6,925

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on March 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
		First Quarter

4Q-2007		2008	2007

51.52%	Petrobras ON	-14.60%	-5.05%
49.32%	Petrobras PN	-16.30%	-7.35%
52.64%	ADR- Nível III - ON	-11.39%	-3.38%
48.72%	ADR- Nível III - PN	-11.98%	-3.68%
5.66%	IBOVESPA	-4.57%	2.99%
-4.54%	DOW JONES	-7.55%	-0.87%
-1.82%	NASDAQ	-14.07%	0.26%

Petrobras’ shares had a book value of R$ 27.98 on March 31, 2008.

6. Foreign Exchange Exposure

Assets	R$ million

	03.31.2008	12.31.2007

Current Assets	8,334	9,368

Cash and Cash Equivalents	4,049	4,037
Other Current Assets	4,285	5,331

Non-current Assets	18,626	21,178

Amounts invested abroad via
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	17,618	20,362
Other Long-term Assets	554	480
Investments
Property, plant and equipment	454	336

Total Assets	26,960	30,546

Liabilities	R$ million

	03.31.2008	12.31.2007

Current Liabilities	(4,859)	(7,601)

Short-term Debt	(2,435)	(3,183)
Suppliers	(1,792)	(2,122)
Other Current Liabilities	(632)	(2,296)

Long-term Liabilities	(14,124)	(12,199)

Long-term Debt	(13,024)	(11,062)
Other Long-term Liabilities	(1,100)	(1,137)

Total Liabilities	(18,983)	(19,800)

Net Assets (Liabilities) in Reais	7,977	10,746

(+) Investment Funds - Exchange	20	41
(-) FINAME Loans - dollar-indexed reais	(355)	(339)

Net Assets (Liabilities) in Reais	7,642	10,448

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Parent Company

R$ million
		First Quarter

4Q-2007		2008	2007

46,365	Gross Operating Revenues	44,861	37,986
(11,450)	Sales Deductions	(11,053)	(10,118)

34,915	Net Operating Revenues	33,808	27,868
(20,712)	Cost of Products Sold	(19,655)	(15,282)

14,203	Gross Profit	14,153	12,586
	Operating Expenses
(1,337)	Sales	(1,486)	(1,257)
(1,310)	General & Administrative	(1,092)	(1,036)
(387)	Exploratory Costs	(538)	(216)
(45)	Impairment	-	-
(489)	Research & Development	(413)	(380)
(183)	Taxes	(90)	(155)
(424)	Health and Pension Plans	(336)	(423)
(925)	Other	(1,106)	(1,804)

(5,100)		(5,061)	(5,271)

	Net Financial
1,408	Income	1,361	986
(898)	Expense	(934)	(589)
(1,917)	Monetary & Foreign Exchange Variation - Assets	(541)	(2,112)
786	Monetary & Foreign Exchange Variation - Liabilities	259	1,140

(621)		145	(575)

(5,721)		(4,916)	(5,846)
(968)	Equity Results	798	52

7,514	Operating Income	10,035	6,792
(291)	Non-operating Income (Expense)	1	(1)
(2,054)	Income Tax / Social Contribution	(3,285)	(2,455)

5,169	Net Income	6,751	4,336

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Balance Sheet – Parent Company

Assets	R$ million
	03.31.2008	12.31.2007

Current Assets	51,030	40,154

Cash and Cash Equivalents	15,088	7,848
Accounts Receivable	12,618	12,036
Inventories	15,354	12,800
Dividends Receivable	478	669
Deferred Taxes & Social Contribution	5,614	5,125
Other	1,878	1,676
Non Current Assets	180,369	171,079

Long-term Assets	66,906	63,949

Petroleum & Alcohol Account	799	798
Subsidiaries and affiliated companies	50,230	47,556
Ventures under Negotiation	1,824	1,504
Advances to Suppliers	377	397
Marketable Securities	3,419	3,387
Advance for Pension Plan Migration	1,336	1,297
Deferred Taxes and Social Contribution	5,550	5,557
Judicial Deposits	1,466	1,446
Antecipated Expenses	723	809
Other	1,182	1,198

Investments	27,940	26,069
Property, plant and equipment	81,690	77,252
Intangible	3,079	3,075
Deferred	754	734

Total Assets	231,399	211,233

Liabilities	R$ million
	03.31.2008	12.31.2007

Current Liabilities	71,668	60,386

Short-term Debt	757	749
Suppliers	43,073	36,457
Taxes & Social Contribution Payable	8,561	8,493
Dividends / Interest on Own Capital	2,091	6,581
Project Finance and Joint Ventures	472	408
Health and Pension Plan	816	816
Clients Anticipation	163	120
Receivable Cash Flow	11,134	1,978
Other	4,601	4,784
Long-term Liabilities	36,710	34,835

Long-term Debt	6,024	4,812
Subsidiaries and affiliated companies	1,676	2,374
Pension plan	4,169	4,139
Health plan	8,819	8,554
Deferred Taxes & Social Contribution	9,464	8,434
Provision for area abandonment	5,919	5,854
Other	639	668
Deferred Income	258	-
Shareholders' Equity	122,763	116,012

Capital	52,644	52,644
Capital Reserves	63,368	63,368
Net Income	6,751	-

Total liabilities	231,399	211,233

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Cash Flow – Parent Company

R$ million
		First Quarter

4Q-2007		2008	2007

5,169	Net Income	6,751	4,336
4,847	(+) Adjustments	5,367	3,384

1,677	Depreciation & Amortization	1,541	1,260
(2)	Oil and Alcohol Accounts	(2)	(3)
654	Oil and Oil Products Supply - Foreign	6,159	159
481	Charges on Financing and Affiliated Companies	(179)	784
2,036	Other Adjustments	(2,152)	1,184
10,016	(=) Net Cash Generated by Operating Activities	12,118	7,720
(10,078)	(-) Cash used for Cap.Expend.	(7,262)	(4,634)

(4,155)	Investment in E&P	(3,929)	(3,112)
(4,030)	Investment in Refining & Transport	(2,285)	(1,015)
(891)	Investment in Gas and Energy	(703)	(298)
(5)	Investments in International Area	(13)	(4)
(390)	Investments in Distribution	-	-
(277)	Structured Projects Net of Advance	(355)	(94)
97	Dividends	208	36
(155)	Marketable Securities	-	-
(272)	Other Investments	(185)	(147)

(62)	(=) Free Cash Flow	4,856	3,086
719	(-) Cash used in Financing Activities	2,385	(10,046)
657	(=) Cash Generated in the Period	7,241	(6,960)

7,191	Cash at the Beginning of Period	7,848	20,099
7,848	Cash at the End of Period	15,089	13,139

Statement of Value Added - Parent Company

	R$ million
	First Quarter
	2008	2007
Description
Sale of products and services and non operating income*	45,130	38,320
Raw Materials Used	(3,739)	(2,824)
Products for Resale	(5,908)	(1,889)
Materials, Energy, Services & Others	(3,870)	(6,043)

Added Value Generated	31,613	27,564

Depreciation & Amortization	(1,541)	(1,260)
Participation in subsidiaries, goodwill & discount amortization	798	52
Financial Income	1,261	491
Rent and royalties	119	98

Total Distributable Added Value	32,250	26,945

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	1,979	2,974

	1,979	2,974

Government Entities
Taxes, Fees and Contributions	14,893	13,129
Government Participation	4,856	3,169

	19,749	16,298

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	1,116	1,081
Rent and Freight Expenses	2,655	2,256

	3,771	3,337

Shareholders
Net Income	6,751	4,336

	6,751	4,336

Value Added distributed	32,250	26,945

* Net of Provisions for Doubtful Debts.

PETROBRAS

http://www.petrobras.com.br/ri/english

Contacts:

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.